UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 23, 2014

BioMarin Pharmaceutical Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-26727	68-0397820
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

770 Lindaro

San Rafael, CA 94901

(Address of Principal Executive Offices, Including Zip Code)

(415) 506-6700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Purchase Agreement

On November 23, 2014, BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company” or “BioMarin”), entered into a Purchase Agreement (the “Purchase Agreement”, which is attached hereto as Exhibit 2.1) with BioMarin Falcons B.V., a private company with limited liability organized under the laws of The Netherlands and an indirect wholly owned subsidiary of the Company (“Buyer”), and Prosensa Holding N.V., a public limited liability company organized under the laws of The Netherlands (“Prosensa”).

Pursuant to the Purchase Agreement, and upon the terms and subject to the conditions described therein, Buyer has agreed to commence a tender offer (the “Offer”) to purchase all of the issued and outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Prosensa, at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of up to $4.14 per Share upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes. The CVRs will be issued under a Contingent Value Rights Agreement to be entered into prior to the closing of the Offer by Buyer and a selected rights agent (the “CVR Agreement”, the form of which is attached hereto as Exhibit 10.1). The terms of the CVRs are described further below under the heading “CVR Agreement”.

Prosensa’s supervisory board and management board have each unanimously recommended that shareholders accept the Offer and have determined that the Purchase Agreement and the transactions contemplated by the Purchase Agreement are advisable and in the best interests of Prosensa, Prosensa’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Prosensa and its subsidiaries. The board of directors of BioMarin has approved the transaction.

Commencement of the Offer is conditioned upon Prosensa’s consultation procedures with Prosensa’s works council and/or employee representative bodies having resulted in positive advice or neutral advice in respect of the Offer and the related transactions, and the nomination of new members appointed by BioMarin to the Prosensa supervisory board and management board, or such consultation procedures having otherwise been finalized (the “Pre-Launch Condition”).

The completion of the Offer is conditioned upon, among other things, (i) that there has been validly tendered in accordance with the terms of the Offer, and not withdrawn, at least a number of Shares that, together with the Shares beneficially owned by Buyer, would represent 80% of the Shares outstanding (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, (iii) that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the completion of the Offer or certain related transactions is in effect, (iv) the accuracy of Prosensa’s representations and warranties and its compliance with covenants contained in the Purchase Agreement, (v) there not having been a material adverse effect with respect to Prosensa, and (vi) other customary conditions for a transaction of this nature. The obligations of the Company and Buyer to complete the Offer are not subject to a financing condition.

The Purchase Agreement provides, among other things, that upon or following the closing of the Offer, Buyer will effectuate a corporate reorganization of Prosensa and its subsidiaries (a “Reorganization”), which may include the sale of all of the assets of Prosensa to Buyer or the commencement of a compulsory acquisition by Buyer of Shares from any remaining minority shareholder in accordance with Section 2:92a of the Dutch Civil Code. The Reorganization will result in all holders of Shares that were not tendered in the Offer being offered or receiving in the Reorganization for each Share then held the Cash Consideration and a CVR, without interest, and less applicable withholding taxes. It is expected that following the completion of the Offer and the Reorganization, Prosensa will no longer be a publicly traded company, the listing of the Shares on the NASDAQ Stock Market will be terminated and will be deregistered under the Exchange Act of 1934, resulting in the cessation of Prosensa’s reporting obligations thereunder.

The Purchase Agreement contains customary representations and warranties from the Company, Buyer and Prosensa and covenants customary for a transaction of this nature. These covenants include that each of the parties will use its reasonable best efforts to cause the Offer to be consummated, and covenants requiring Prosensa to (i) subject to certain exceptions, carry on its business in all material respects in the ordinary course of business consistent with past practice and (ii) cease any existing, and not solicit or initiate or engage in any discussions or negotiations with third parties regarding other proposals to acquire Prosensa, subject to certain exceptions discussed below.

Prosensa may terminate the Purchase Agreement under certain circumstances, including to accept, and enter into a definitive agreement with respect to, an unsolicited, bona fide written proposal made by a third party after the date of the Purchase Agreement pursuant to which such third party would acquire all of the outstanding Shares or substantially all of the assets of Prosensa and its subsidiaries on a consolidated basis that (i) is not subject to a financing condition (and if financing is required, such financing is committed, or is reasonably expected to be committed), (ii) is reasonably likely to be consummated and (iii) is on terms that Prosensa’s management and supervisory boards determine, in good faith (after considering the advice of a financial advisor of nationally recognized reputation), to be more favorable to Prosensa’s shareholders and other stakeholders than the terms of the Offer (a “Superior Proposal”). Such termination is subject to the conditions that Prosensa has otherwise complied with certain terms of the Purchase Agreement, including the determination by Prosensa’s boards that the failure to take such actions would likely be inconsistent with their fiduciary duties to its shareholders and other stakeholders under applicable Dutch law, and the concurrent execution of such definitive agreement by Prosensa. Upon termination of the Purchase Agreement, Prosensa has agreed to pay Parent a termination fee of $23.8 million under specified circumstances, including (i) a termination by Prosensa to enter into an agreement for a Superior Proposal, (ii) a termination under specified circumstances if between signing and closing a publicly disclosed third party proposal to acquire Prosensa is announced and, within 12 months after such termination, Prosensa consummates or enters into an agreement with respect to certain alternative transactions and (iii) a termination by Parent if Prosensa’s supervisory and management boards change their recommendation of the Offer.

The Purchase Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Buyer or Prosensa, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer. The Purchase Agreement contains representations and warranties that are the product of negotiations among the parties thereto and the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Purchase Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors

Contingent Value Right Agreement

Prior to the closing of the Offer, Buyer will enter into the CVR Agreement with a rights agent governing the terms of the CVRs. The former holders of Shares and options (subject to certain requirements in the case of options with strike prices greater than the amount of the Cash Consideration) to purchase Shares will be entitled to receive one CVR for each Share acquired by Buyer in the Offer or converted into the right to receive the Offer Price (or, in the case of options, for each Share that would have been issuable upon the exercise thereof). Each CVR represents the right to receive the following cash payments, if any, without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable product approval milestone as follows:

•	Each CVR holder will be entitled to receive $2.07 per CVR, without interest, payable by Buyer if, prior to 11:59 p.m. New York City Time, on May 15, 2016, Buyer or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration of a “new drug application” that grants Buyer or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and

•

Each CVR holder will be entitled to receive $2.07 per CVR, without interest, payable by Buyer if, prior to 11:59 p.m. New York City Time, on February 15, 2017, Buyer or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants Buyer or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions.

Buyer has agreed to use “diligent efforts” (as defined in the CVR Agreement) to achieve the milestones within the applicable milestone periods. However, there can be no assurance that approvals will occur or that any or all of the payments in respect of the CVRs will be made, and a failure to achieve either milestone in and of itself may be consistent with using diligent efforts.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable or evidenced by a certificate, except (i) upon death by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (ii) pursuant to a court order, (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (iv) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company, or (v) to BioMarin, Buyer or their affiliates.

BioMarin has guaranteed Buyer’s obligations under the CVR Agreement, including the payment of the milestones when and if such payments become due.

Tender and Support Agreements

As an inducement to the Company’s and Buyer’s willingness to enter into the Purchase Agreement and commence the Offer, the Company and Buyer entered into tender and support agreements (the “Tender and Support Agreements”, the form of which is attached hereto as Exhibit 10.2) with LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender and not withdraw all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares , constituting 43.5% of the outstanding Shares (assuming 31,116,179 Shares issued and outstanding as of November 20, 2014, as represented by Prosensa in the Purchase Agreement).

Upon the Committed Shareholder’s tender of their 13,541,261 Shares pursuant to the Tender and Support Agreements, approximately 43.5% of the issued and outstanding Shares will have been tendered in the Offer. Accordingly, the Minimum Condition to the Offer will be satisfied if approximately an additional 36.5% of the outstanding Shares are validly tendered and not withdrawn. In the Tender and Support Agreements, the Committed Shareholders have agreed to vote their shares to, among other things, approve the Purchase Agreement and to vote against any acquisition proposal brought by a third party.

Pursuant to the Tender and Support Agreements, the Committed Shareholders agreed to vote all of their Shares (i) to approve the Purchase Agreement, (ii) to approve the Reorganization, (iii) to accept resignation from, and provide discharge to, the existing members of the Boards and appoint such new members to Prosensa’s boards as designated by Buyer to replace such resigning directors effective as of, and conditional upon, the Closing, (iv) against any alternative transaction or any proposal relating to an alternative transaction, (v) against any acquisition agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Prosensa (other than the Purchase Agreement or the transactions contemplated thereby), (vi) against any proposal, action or agreement that would reasonably be expected to prevent or nullify any provision of the Tender and Support Agreements, result in any of the conditions to the Purchase Agreement not being fulfilled or prevent or materially delay the consummation of the Offer or the asset sale contemplated by the Reorganization, and (vii) to approve any other matter submitted by Prosensa for shareholder approval at the extraordinary general meeting of Prosensa shareholders contemplated by the Purchase Agreement at the request of Buyer and related to the transactions contemplated by the Purchase Agreement, provided, however, that Prosensa’s boards have recommended that the shareholders of Prosensa vote to approve such proposal at such extraordinary general meeting.

In addition, the Committed Shareholders have agreed that they will not, other than pursuant to the Tender and Support Agreements, (i) transfer, offer to transfer, or consent to any transfer of any or all of the Committed Shareholders’ Shares or any interest therein without the prior written consent of the Company, (ii) enter into any contract, option or other agreement with respect to any transfer of any or all the Committed Shareholders’ Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of Committed Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations under the Tender and Support Agreements, or (iv) deposit any or all of the Committed Shareholders’ Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Committed Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations.

The Committed Shareholders have also agreed in the Tender and Support Agreements (i) to cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Purchase Agreement with respect to any acquisition proposal brought by a third party or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal, and (ii) not to, directly or indirectly, (A) solicit, initiate or knowingly take any action, to facilitate an alternative transaction (including by way of furnishing or providing access to non-public information to a third party), (B) except to the extent Prosensa is permitted to do so under the Purchase Agreement, enter into or participate in any discussions or negotiations with any third party with respect to an alternative transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction, (C) furnish any information relating to Prosensa or its subsidiaries or afford access to the business, properties, assets, books or records of Prosensa or its subsidiaries to or otherwise knowingly cooperate in any way with any third party that has made an acquisition proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction or (D) publicly propose to do any of the foregoing.

The Tender and Support Agreements may be terminated upon (i) the mutual written agreement of the Company and the Committed Shareholder, (ii) the closing of the Offer, (iii) the acquisition by the Company or Buyer of 100% of the Shares on a fully diluted basis, (iv) the termination of the Purchase Agreement in accordance with its terms or (v) the date on which there is any material modification, waiver or amendment to the Purchase Agreement in a manner that decreases the Offer Price or changes the form of the Offer Consideration.

Convertible Note

Pursuant to the Purchase Agreement, on November 26, 2014, Prosensa issued and sold to Buyer, and Buyer purchased from Prosensa, a convertible promissory note in the principal amount of €40,355,125.10 (the “Convertible Note”, which is attached hereto as Exhibit 10.3). The Convertible Note is convertible into 4,395,914 Shares (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change, the “Conversion Shares”), constituting 14.1% of the outstanding Shares (assuming 31,116,179 Shares issued and outstanding as of November 20, 2014, as represented by Prosensa in the Purchase Agreement). The Convertible Note accrues interest at an annual rate of 6%, which will become payable upon the earliest to occur of prepayment, an event of default or November 26, 2017. An event of default will be deemed to occur upon (i) Prosensa’s failure to comply in all material respects with the conversion provisions of the Convertible Note or (ii) the liquidation, dissolution or bankruptcy of Prosensa. If the Purchase Agreement is terminated pursuant to the terms therein, then the entire balance of the Convertible Note then outstanding will automatically be converted at such time into the Conversion Shares.

Buyer has agreed that, other than as permitted by the terms of the Convertible Note, it will not (i) offer to transfer any or all of the Conversion Shares or any interest therein without the prior written consent of Prosensa, (ii) enter into any contract, option or other agreement with respect to any transfer of any or all Conversion Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Conversion Shares inconsistent with Buyer’s voting obligations under the Purchase Agreement, or (iv) deposit any or all of the Conversion Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Conversion Shares inconsistent with Buyer’s voting obligations under the Purchase Agreement.

Buyer has further agreed that if (i) the Purchase Agreement is terminated because Prosensa’s boards authorize Prosensa to enter into a Superior Proposal and (ii) Buyer receives a termination fee under the Purchase Agreement, then Buyer will vote the Conversion Shares in favor of the transactions contemplated by such Superior Proposal at any meeting of Prosensa’s shareholders and, if applicable, will tender (and not withdraw) the Conversion Shares promptly, and in any event no later than ten business days, following the commencement of any tender offer pursuant to such Superior Proposal. If the Purchase Agreement is terminated for any other reason, then from and after such termination, Buyer may transfer, dispose or assign the Conversion Shares in compliance with applicable law, but may not transfer more than 10% of Prosensa’s daily trading volume of the Shares on NASDAQ (other than to affiliates).

The foregoing summary of the Purchase Agreement, the form of CVR Agreement, the form of Tender and Support Agreements and the Convertible Note and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, the form of CVR Agreement, the form of Tender and Support Agreements and the Convertible Note furnished herewith as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, which are incorporated herein by reference.

Notice to Investors

The Offer described in this current report on Form 8-K and related exhibits has not yet commenced, and this current report on Form 8-K and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Prosensa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Prosensa will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The offer to purchase ordinary shares of Prosensa will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS OF PROSENSA ARE URGED TO READ BOTH THE SCHEDULE TO (AND THE INCLUDED OFFER TO PURCHASE) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TERMS OF THE OFFER, THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

The tender offer statement will be filed with the SEC by the Company and Buyer, and the solicitation/recommendation statement will be filed with the SEC by Prosensa. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to the Company, Buyer or Prosensa are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties concerning the parties’ ability to initiate the tender offer, close the transaction, terminate the Purchase Agreement, the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, and other risks detailed in the Company’s and Prosensa’s SEC filings, including those discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and in any subsequent periodic reports on Form 10-Q and Form 8-K and Prosensa’s Annual Report on Form 20-F for the year ended December 31, 2013 and in any subsequent reports on Form 6-K, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. The Company is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

No.	Description

2.01	Purchase Agreement, dated as of November 23, 2014, among BioMarin Pharmaceutical Inc., BioMarin Falcons B.V. and Prosensa Holding N.V.

10.1	Form of Contingent Value Rights Agreement

10.2	Form of Tender and Support Agreement

10.3	Convertible Promissory Note, dated as of November 26, 2014, between Prosensa Holding N.V. and BioMarin Falcons B.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOMARIN PHARMACEUTICAL INC.

Date: November 26, 2014	By:	/s/ G. Eric Davis
G. Eric Davis
Senior Vice President, General Counsel & Secretary

EXHIBIT INDEX

No.	Description

2.01	Purchase Agreement, dated as of November 23, 2014, among BioMarin Pharmaceutical Inc., BioMarin Falcons B.V. and Prosensa Holding N.V.

10.1	Form of Contingent Value Rights Agreement

10.2	Form of Tender and Support Agreement

10.3	Convertible Promissory Note, dated as of November 26, 2014, between Prosensa Holding N.V. and BioMarin Falcons B.V.